Exhibit 99.2

FOR IMMEDIATE RELEASE
Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
Bernard Compagnon
Taylor Rafferty, London
+44-20-7936-0400
- or -
Jim Prout
Taylor Rafferty, New York
212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP ANNOUNCES THE SALE OF BANK ESPÍRITO SANTO (INTERNATIONAL) LIMITED, CAYMAN ISLANDS, TO BANCO ESPÍRITO SANTO

Luxembourg/Portugal – January 14, 2003 – Espírito Santo Financial Group S.A. (“ESFG”) (Euronext Lisbon and NYSE: ESF) announced today that, on 31st December 2002, it sold 6 million shares it held in the capital of Bank Espírito Santo (International) Limited (“BESIL”), located in the Cayman Islands, corresponding to 100% of the capital of this bank, to BES Internacional SGPS, a wholly owned subsidiary of Banco Espírito Santo (“BES”), located in Madeira. This transaction which was priced at BESIL’s equity value at that date (approximately 71 million US Dollars), will permit the inclusion of BESIL as an additional tool in BES’ activities in the international capital markets and in the private banking area.

Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Investment banking, Stock-brokerage and Asset management in Portugal and internationally.

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